August 29, 2019

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District,
Shenzhen, Guangdong Province,
People's Republic of China

       Re: Pony Group Inc.
           Draft Registration Statement on Form S-1
           Submitted August 5, 2019
           CIK No.0001784058

Dear Ms. Fan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. In the second paragraph in this section, please also include your net losses for the 2017 and 2018 fiscal year ends. Please also include your revenues and net loss for the interim stub.
 Wenxian Fan
FirstName LastNameWenxian Fan
Pony Group Inc.
Comapany NamePony Group Inc.
August 29, 2019
August 29, 2019 Page 2
Page 2
FirstName LastName
Risk Factors
We rely on other third-party service providers, page 7

2. We note your disclosure regarding reliance on third-party service providers. Please file any material contracts with third-party service providers, or advise. We must remit the offering proceeds to China, page 14

3. We note your disclosure here and in the Use of Proceeds that you plan to remit the proceeds to China but that Chinese regulations may delay or prevent the remittance.
         Please expand to briefly explain the steps required to use the offering proceeds to fund operations in China.
Business
Overview, page 30

4. Please briefly expand to explain how you partner with car fleet companies. For instance, please explain the steps you take to match the traveler with the driver. Please also explain how you generate revenue.
Corporate History and Structure, page 30

5. Please include another diagram to illustrate your corporate structure after the offering, assuming all the shares are sold.
6. Please tell us whether your corporate structure uses any contractual agreements as opposed to equity ownership. If that is the case file any such agreements as exhibits to your registration statement and provide disclosure about them. Regulations Relating to Foreign Investment
The Guidance Catalog for Foreign Investments, page 34

7. Please disclose what category your business is currently classified as, or advise.
General

8. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Wenxian Fan
Pony Group Inc.
August 29, 2019
Page 3

        You may contact Melissa Gilmore at 202-551-3777 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenxian Fan                           Sincerely,
Comapany NamePony Group Inc.
                                                        Division of Corporation
Finance
August 29, 2019 Page 3                                  Office of
Transportation and Leisure
FirstName LastName